Edge Petroleum  Risk and Return.

Marlin Capital Corp.

The decision making process whereby EPEX decides whether or not to invest in a particular well is the primary determinant in realizing return on equity. The key point is that if EPEX has a hurdle rate of return of say 15% and their estimates are good, their realized rate of return, i.e. return on equity, should equal or exceed the hurdle rate. Given that the realized rate of return has been rather low, trailing 12 month ROE = 7% and 5 year average ROE = (neg)1.7%, and certainly lower that each projects hurdle rate or return, the only conclusion is that the estimates are off the mark.

There are roughly six main estimates that drive the return calculation:

1. Drilling cost

2. Prospect volume

3. Prospect duration

4. Probability of success

5. Gas and oil price

6. Operating costs, including taxes (ad valorem and income)

Of these elements, the probability of success (POS) is likely the key driver. It is useful at this point to make a slight
digression into a little notation that will help to make
clear the analytical nature of the decisions being made and
how these decisions might be improved. If {E_i|i = 1 thru N} represents the set of all estimates, e.g. E_4 = mean value of POS, then we can make the assumptions explicit by denoting estimated return on investment by ROI^est (E_1,thru,E_N). Since actual returns have lagged estimated returns, i.e. ROI^actual < ROI^est, we must have that E_i is not equal to A_i, where A_i is the realized value.  One of the key points is that the A_i variables are
random, and in some cases EPEX has developed probability
distributions for the E_i. This implies that both ROI^actual and ROI^est are also random variables. Based on the Economic Summary Sheet we have seen, probability distributions are developed for
some of the estimates.  However, when it comes to computing ROI^est, only the first moment of the distribution is used.  It is quite likely that there is far more information in the higher order moments.  For example, if we focus on POS and P_4 is denoted as the normalized probability distribution for POS, then we can compute the nth moment of the distribution for ROI^est as:
                1
               /
<ROI^est>_n = / dxP_4(x)ROI_n(x),
             /
            0


The key point is that making a point estimate for POS and using this to compute ROI is not really the same as assessing risk in a very sophisticated manner, especially if the POS estimates deviate from reality, which is likely. In the language above, the point estimate would be similar to utilizing information from the first moment, i.e. n = 1, but it is highly likely that there is a great deal of information in the higher order as well. As an example, the standard deviation of ROI^est can be computed using the first and second moments and may be indicative of hidden estimates of risk that are not apparent in the mean values being used. Furthermore, running Monte Carlo simulations to generate distributions and then only using the mean value is potentially throwing away incredibly useful information. The simple act of using Monte
Carlo simulations does not necessarily confer the full benefit. Rather, a more sophisticated approach to risk assessment would utilize the information embedded in the higher order moments of the various distributions.
	Along these same lines, it is likely that viewing each project in isolation in some cases underestimates risk and in some cases overestimates risk. This implies that certain low risk projects get rejected because risk is deemed to be too high, and vice versa. So we would recommend an analytical approach that is integrated across projects and across time. The time component is important in that if you are going to drill high risk projects, you better make sure that you are around long enough to make sure that you hit one of them (e.g. fourth quarter 2002).
	In addition to utilizing the higher order moment information, going back to all projects drilled and assessing the estimates relative to the actual results will likely uncover systematic biases. If there are no systematic biases and EPEXs probability assessments are simply randomly off then the escapable conclusion is that the company should be shut down. If there are systematic biases, which there better be, then identifying them will have the very pleasant result of boosting the returns.
	The manner in which the comparisons between estimates and reality are made is extremely important. It is crucial that objectivity be the rule of the day as it is not uncommon for those too close to the problem to find what they are looking for.
	We would be more than happy to assist in: (i) an analytical program that would assess the drilling estimates and performance since the company went public and (ii) the development of algorithms that would utilize the improved information coming from (i) combined with information embedded in the higher order moments of the estimated distributions to arrive at a more satisfying risk/reward profile.

NOTE: DUE TO THE LIMITATIONS OF THE TYPSETTINGING IN THIS DOCUMENT, THE _ SYMBOL DENOTES A SUBSCRIPT AND THE ^ SYMBOL DENOTES
A SUPERSCRIPT.